

OFFERING MEMORANDUM

facilitated by



Delivered, Inc

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Delivered, Inc
State of Organization	MA
Date of Formation	05/28/2020
Entity Type	Corporation
Street Address	101 N Bridge St, Holyoke MA, 01040
Website Address	deliveredinc.co

(B) Directors and Officers of the Company

Key Person	Ruben Seyde

Position with the Company
 	
                    Title
          First Year
	
	Co-CEO
	2020

Other business experience (last three years)	Co-Founder and Co-CEO (Delivered, Inc May 2020 - Present) • Developed and implemented strategy to go from concept to a business valued at $4,000,000. Soccer Referee, (United States Soccer Federation and NCAA September 2007 - Present) • Enforce FIFA soccer rules for semi-professional and collegiate soccer matches by managing players, coaches, referee crews, and fans to prevent and defuse conflicts for over 2,500 matches, • Coordinate among game-day operations personnel, TV crews, leagues, and teams to ensure a smooth game-day operation. Lead Paralegal (Del Olmo Law P.C. September 2018 - July 2021) • Prepared, reviewed, and filed cases with State and Federal agencies. Conducted legal research, and coordinated communication between clients, attorneys, and government institutions for removal defense, family, and business immigration cases. • Oversaw a docket of over 100 cases while prioritizing workload. Implemented case management software which reduced case preparation times by 30%. • Helped 19 families receive asylum from the United States Government.

Key Person	Jackson Mejia
Position with the Company Title First Year	 Compliance 2021
Other business experience (last three years)	Associate Attorney (Latham & Watkins LLP, October 2018 - November 2020) ● Point of contact for numerous tech-focused emerging growth companies. Draft and review various legal documents including NDAs, employment agreements, advisory agreements, license agreements and SaaS agreements ● Represented public and private companies in buy-side and sell-side strategic M&A transactions. Responsible for diligence and drafting various transaction documents ● Represented numerous Private Equity firms in both sell-side and buy-side transactions ● Represented emerging growth companies in equity financing rounds. Have represented over 20 companies in such transactions Associate Attorney (Weil, Gotshal and Manges June 2016 - September 2018) ● Represented private and public companies in various capital markets transactions including initial public offerings, investment grade private placement issuance of unsecured notes and other public debt issuances ● Assisted in drafting and filing various SEC compliance filings including Form 4s, 8Ks and 10Ks

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ruben Seyde	51%
Jackson Mejia	44%

(D) The Company's Business and Business Plan

Delivered, Inc. ("Delivered"), is a Provisionally Licensed, adult-use cannabis home delivery company in Massachusetts. Our second Provisional License is pending, making us the first, and only, delivery company in Massachusetts with two locations. Our locations are strategically located to target the second and third largest metropolitan regions in Massachusetts, in addition to being a short hour's drive away from Boston.

The Plan

Delivered will carry the best cannabis products offered in Massachusetts whiling providing a convenient and sustainable cannabis home delivery service. Our core beliefs are convenience, sustainability, and inclusivity.

Our Delivery Operator License will allow us to purchase cannabis and cannabis products at wholesale directly from cultivators and product manufacturers. We will then sell and deliver these products directly through our website and with our fleet of delivery vehicles. Products sold will also included an in-house, white-labeled brand and smoking accessories.

Orders will be placed online. Customers will choose when they want the product delivered. Our dispatch team will process and fulfill orders from our warehouses.

Locations

Our first delivery warehouse will open in Clinton, Massachusetts. As our team has deep roots in the Worcester County community, this market is the perfect market to begin delivering. In addition, this region is the second largest metropolitan region of Massachusetts. We will be a short hour's drive away from Boston, MA.

Our second warehouse will open in Holyoke, Massachusetts. We will leverage the revenue from our Clinton warehouse to complete the buildout of this facility. We expect this location to open approximately 6 months after our Clinton warehouse.

The Team

Ruben Seyde, Co-Founder & Co-CEO

Ruben is a participant of the Cannabis Control Commission's Social Equity Program. Through this program, Ruben received training in all aspects of cannabis business ownership in Massachusetts and insight into the Commission's license adjudication process. Ruben is a graduate of Boston University (Class of '18) and has over a decade of experience in administration and operations. Ruben is passionate for cannabis and business.

Jackson Mejia, Co-Founder & Co-CEO

Jackson was a corporate attorney for Weil, Gotshal & Manges and Latham & Watkins, two of the largest law firms in the world. In his legal practice, Jackson represented clients ranging from start-ups to mature public companies in a variety of corporate and transactional matters. In addition, Jackson founded, operated, and exited a bar in Worcester, MA called El Rincon, which is still operating today.

Prior to attending Boston University School of Law, Jackson successfully founded and operated El Rincon, a bar in the city of Worcester, MA.

Gabriel Castano, Chief Operating Officer

Gabriel migrated to the United States at the age of 20 with nothing to his name other than the clothes on his back. Through the next 25 years, learned how to maneuver through life and business, building a real estate empire for himself and becoming a self-made millionaire by the age of 30. Gabriel scaled and operated his real estate empire by himself, learning about business as he went along. Today, his real estate empire is on auto-drive, allowing Gabriel to focus his time on Delivered.

Tut Liu , Marketing and Community Engagement

Tut is a seasoned marketing expert with over 2 decades of experience working with small businesses in the Greater Worcester area providing social media management and marketing as well as various media marketing solutions.

Tut is also a life long and passionate community organizer and is even the founder of Worcester Youth Center and Coalition, an educational, recreational, and social facility for youth between the ages of 14 and 24.

Caitlin Carini, HR and Legal

Caitlin was an in-house corporate attorney for one of the country's leading freelancing platforms. Caitlin brings a whole range of legal experience to the team, including extensive experience in the field of federal and state employment law.

Caitlin received an undergraduate and master's degree from New York University and her law degree from Boston University School of Law.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE

TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	November 11, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Pre-operating wages	$18,000	$42,580
Marketing	$20,000	$40,000
Miscellaneous expenses	$8,625	$17,197
Mainvest Compensation	$3,375	$7,222.500000000001
TOTAL	$50,000	$106,999.5

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.2%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.12%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.5%
$64,250	1.9%
$78,500	2.4%
$92,750	2.8%
$107,000	3.2%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	5,000,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Stock holders are not entitled to any portion of revenue share.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ruben Seyde	51%
Jackson Mejia	44%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Elyse Hulse	$37,500	0%		Sue 2 year after commencing operations
Kim Larie	$15,000	0%		Sue 2 year after commencing operations
Peter Carini	$45,000	0%		Sue 2 year after commencing operations
Tut Liu	$7,500	0%		Sue 2 year after commencing operations
Michele Carini	$150,000	0%		Sue 2 years after commencing operations

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Delivered, Inc was incorporated in May 2020 and has achieved the following milestones:

Financial Milestones

- October 2021 - Facilitated the financing, purchase and sale of the Holyoke Warehouse, which became our first base of operations.

- Closed first round of Friends & Family fundraising on October 26, 2021. A total of $120,000 was raised using a mix of debt and equity.

- Raised additional $100,000 and $50,000 on March 1, and July 16, 2022, respectively. In total, we've raised $270,000. This figure does not include the contribution from our Real Estate Investor because he is not part of the company.

Licensing and Operations

- Obtained rights to Holyoke warehouse to begin State (CCC) and municipal licensing process on June 30, 2021.

- Submitted Part 1 (Pre-certification Application), the first step of the State licensing process, for the Delivery Operator license on July 1, 2021.

- Signed our Host Community Agreement (HCA), the first step of the municipal licensing process, with the City of Holyoke on July 6, 2021.

- Received Pre-Certification approval from CCC and submitted Part 2 (Provisional License Application) to the State on September 1, 2021.

- Received Provisional License approval from the CCC on January 20, 2022; began Special Permit application with the City of Holyoke.

- Submitted Special Permit application to the City of Holyoke on April 19, 2022.

- Special Permit approved by the City of Holyoke on June 8, 2022.

- Submitted Part 3, Architectural Review Request, to the CCC on July 25, 2022. We are still waiting to hear back from the CCC.

In addition to our Holyoke Warehouse, Delivered obtained a second warehouse in Clinton, MA on March 23, 2022. Since then, we:

- Received our HCA from the Town of Clinton on June 1, 2022.

- Because we already received our Pre-Certification approval from the CCC in our previous application, we were able to save months here and went straight to Part 2. Our Provisional License application for Clinton was submitted on July 5, 2022.

- Special Permit was approved on August 2, 2022, eight months quicker than our experience in Holyoke.

- Building permit approved by Clinton on August 30, 2022.

Because of how fast the licensing process is moving in Clinton compared to our experience in Holyoke, in addition to the demographics around Clinton, on August 2, 2022, we decided to focus our efforts on the Clinton Warehouse and paused all work at the Holyoke location until Clinton is up and running.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Delivered Inc forecasts the following milestones:

- Expect to receive Provisional License and finish construction by mid September 2022

- Expect to receive Certificate of Occupancy and finalize CCC licensing requirements by October 2022 and commence operations as soon as possible from there.

- Achieve $150,000 profit by the end of the first year of operations

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,027,164	$4,763,835	$9,051,287	$9,503,851	$9,788,967
Cost of Goods Sold	$1,013,582	$2,381,917	$4,525,642	$4,751,923	$4,894,480
Gross Profit	$1,013,582	$2,381,918	$4,525,645	$4,751,928	$4,894,487
EXPENSES					
Rent	$84,000	$86,100	$88,252	$90,458	$92,719
Utilities	$25,000	$25,625	$26,265	$26,921	$27,594
Insurance	$20,000	$20,500	$21,012	$21,537	$22,075
Property maintenance	$20,000	$20,500	$21,012	$21,537	$22,075
Salary	$180,000	$422,999	$803,698	$843,882	$869,198
Gas and wear and tear	$128,000	$131,200	$134,480	$137,842	$141,288
Wages	$100,000	$234,999	$446,498	$468,822	$482,886
Car payments	$30,000	$70,499	$133,948	$140,645	$144,864
Payment processing	$40,000	$93,999	$178,598	$187,527	$193,152
Operating Profit	$386,582	$1,275,497	$2,671,882	$2,812,757	$2,898,636

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$116,556.00	$0
Cash & Cash Equivalents	$16,556.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V